Exhibit 99.4

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Genetic Technologies Limited

A.B.N.	17 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Irwin Rubenstein

Date of appointment	31 January 2018

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

Nil

+ See chapter 19 for defined terms.

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities

Note: Provide details of the circumstances giving rise to the relevant interest.

Irwin Biotech Nominees P/L (BIOA A/C)	6,200,000 ordinary shares
Irwin Biotech Nominees Pty Ltd (BIOA A/C)	5,000,000 ordinary shares
Irwin Biotech Nominees Pty Ltd	2,000,000 ordinary shares
Irwin Biotech Nominees Pty Ltd (BIOA A/C)	5,000,000 options to fully paid ordinary shares
Irwin Biotech Nominees Pty Ltd	26,582,700 ordinary shares (represented by 177,218 American Depositary Receipts)
RIP Opportunities Pty Ltd	7,500,000 ordinary shares (represented by 50,000 American Depositary Receipts)

Part 3 — Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Nil

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

Dated: 5 February 2018